Term sheet
*To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011 and
product supplement no. 17-I dated November 14, 2011*

Term Sheet
Product Supplement No. 17-I
Registration Statement No. 333-177923
Dated April 18, 2013; Rule 433

JPMorgan Chase & Co.

Structured Investments	$ Notes Linked to the S&P 500® Index with Strategic Volatility Overlay due September 22, 2014

General

- The notes are designed for investors who seek a return of 1.25 times the appreciation of the S&P 500® Index, subject to a maximum level of appreciation of at least 11.50%*, with a strategic volatility overlay that may either enhance or reduce returns on the notes depending on the performance of the J.P. Morgan Strategic Volatility Index. Investors should be willing to forgo interest payments and dividends and, in certain circumstances, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The level of the Volatility Index and the value of the notes will be adversely affected, perhaps significantly, if the performance of the synthetic long position and the contingent synthetic short position in the relevant VIX futures contracts, determined based on the official settlement prices of the relevant VIX futures contracts, is not sufficient to offset the daily deduction of the volatility index fee and the daily rebalancing adjustment amount. See "Additional Key Terms" on page TS-1 of this term sheet.
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing September 22, 2014[†]
- The notes will be sold in minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about April 19, 2013 and are expected to settle on or about April 24, 2013.
- The notes will not be listed on any securities exchange.
- **The notes are not futures contracts and are not regulated under the Commodity Exchange Act of 1936, as amended (the "Commodity Exchange Act").** The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, which is set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

Key Terms

Equity Index:	S&P 500® Index (the "Equity Index")
Volatility Index:	The J.P. Morgan Strategic Volatility Index (the "Volatility Index" and, together with the Equity Index, the "Indices" and each, an "Index") (Bloomberg ticker symbol "JPUSSTVL"). For more information about the Volatility Index, please see "The J.P. Morgan Strategic Volatility Index" in this term sheet.
Principal Amount:	$1,000
Payment at Maturity:	For each $1,000 principal amount note, you will receive at maturity a cash payment equal to: $1,000 + ($1,000 × Buffered Enhanced Equity Index Return) + Strategic Volatility Overlay Amount The payment at maturity will not be less than $0. *The Buffered Enhanced Equity Index Return and the Strategic Volatility Overlay Amount may each be positive or negative. As a result, you may lose some or all of your investment at maturity.*

Buffered Enhanced Equity Index Return:	**Ending Index Level of the Equity Index**	**Buffered Enhanced Equity Index Return**
	is *greater* than the Initial Index Level of the Equity Index	Index Return of the Equity Index x Upside Leverage Factor, subject to the Maximum Equity Index Return
	is *less than or equal to* the Initial Index Level of the Equity Index but the decline is *less than or equal to* the Buffer Amount	0%
	is *less than* the Initial Index Level of the Equity Index and the decline is *greater than* the Buffer Amount	(Index Return of the Equity Index + Buffer Amount)

Upside Leverage Factor:	With respect to the Equity Index, 1.25
Buffer Amount:	With respect to the Equity Index, 10%
Maximum Equity Index Return:	At least 11.50%* *The actual Maximum Equity Index Return will be set on the pricing date and will not be less than 11.50%
Strategic Volatility Overlay Amount:	$1,000 × Volatility Overlay Factor × Index Return of the Volatility Index *The Index Return of the Volatility Index will reflect the deduction of the volatility index fee and the daily rebalancing adjustment amount from the level of the Volatility Index. Because the closing level of the Volatility Index reflects the daily deduction of the volatility index fee and the daily rebalancing adjustment amount, the level of the Volatility Index will decrease if the performance of the synthetic positions in VIX futures contracts included in the Volatility Index, based on their official settlement prices, is not sufficient to offset the deduction of the volatility index fee and the daily rebalancing adjustment amount. The payment at maturity on the notes will be reduced if the level of the Volatility Index decreases between the pricing date and the Observation date. See "Additional Key Terms" on page TS-1 of this term sheet.*
Volatility Overlay Factor:	25%
Observation Date[†]:	September 17, 2014
Maturity Date[†]:	September 22, 2014
Additional Key Terms:	See "Additional Key Terms" on page TS-1 of this term sheet.
CUSIP:	48126D2J7

[†] Subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of a Determination Date" and "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 17-I

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-8 of the accompanying product supplement no. 17-I and "Selected Risk Considerations" beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing and managing such hedge and for maintaining the Volatility Index during the term of the notes through, among other things, the daily rebalancing adjustment amount. For additional related information, please see "Additional Key Terms" on page TS-1 of this term sheet and "Use of Proceeds and Hedging" on page PS-32 of the accompanying product supplement no. 17-I.

(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $7.00 per $1,000 principal amount note. In no event will the commission received by JPMS exceed $15.00 per $1,000 principal amount note. JPMS, as an agent, will also receive the aggregate profits generated from the deduction of the volatility index fee of 0.75% per annum (which will apply only to the exposure to the Volatility Index provided by the 25% Volatility Overlay Factor) to cover ongoing payments related to the distribution of the notes and as a structuring fee for developing the notes. Payment constituting underwriting compensation will not exceed a total of 8% of offering proceeds. See "Selected Purchase Considerations — Potential Return Enhancement Through the Strategic Volatility Overlay" in this term sheet and "Plan of Distribution (Conflicts of Interest)" beginning on page PS-74 of the accompanying product supplement no. 17-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

April 18, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 17-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 17-I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 17-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 17-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007613/e46145_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Index Return:	The Index Return of the Equity Index or the Volatility Index, as applicable, is equal to:
	$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Initial Index Level:	The closing level of the Equity Index or the Volatility Index, as applicable, on the pricing date
Ending Index Level:	The closing level of the Equity Index or the Volatility Index, as applicable, on the Observation Date
Note Calculation Agent:	J.P. Morgan Securities LLC ("JPMS"), an affiliate of ours
Volatility Index Calculation Agent:	J.P Morgan Securities plc (formerly known as J.P. Morgan Securities Ltd.) ("JPMS plc"), an affiliate of ours

The Volatility Index Fee and the Daily Rebalancing Adjustment Amount. The level of the Volatility Index incorporates the daily deduction of (a) an adjustment factor of 0.75% per annum (the "volatility index fee") and (b) a "daily rebalancing adjustment amount" that is equal to the sum of (1) a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the CBOE Volatility Index®), applied to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and (2) an additional amount equal to the rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) applied to the amount of the change, if any, in the level of the exposure to the synthetic short position. Unlike the volatility index fee, the rebalancing adjustment factor is not a per annum fee. **The level of the Volatility Index and the value of the notes will be adversely affected, perhaps significantly, if the performance of the synthetic long position and the contingent synthetic short position in the relevant VIX futures contracts, determined based on the official settlement prices of the relevant VIX futures contracts, is not sufficient to offset the daily deduction of the volatility index fee and the daily rebalancing adjustment amount.** See "Selected Risk Considerations — The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the Volatility Index over time" below.

The daily rebalancing adjustment amount is intended to approximate the "slippage costs" that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the Volatility Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts. Slippage costs are costs that arise from deviations between the actual official settlement price of a VIX futures contract and the prices at which a hypothetical investor would expect to be able to execute trades in the market when seeking to match the expected official settlement price of a VIX futures contract.

Market Disruption Events. If a market disruption event occurs or exists on the Observation Date and is not resolved within three business days, the Note Calculation Agent will determine the Ending Index Level of any affected Index in the manner described under "Description of Notes — Postponement of a Determination Date" in the accompanying product supplement no. 17-I.

The J.P. Morgan Strategic Volatility Index

The J.P. Morgan Strategic Volatility Index (the "Volatility Index") is a synthetic, rules-based proprietary index developed and maintained by JPMS plc. The level of the Volatility Index is published each trading day under the Bloomberg ticker symbol "JPUSSTVL." The Volatility Index was created on July 30, 2010, and therefore has limited historical performance.

The Volatility Index is a synthetic, dynamic strategy that aims to replicate the returns from combining a long position and a contingent short position in futures contracts (each, a "VIX futures contract" and together, "VIX futures contracts") on the CBOE Volatility Index® (the "VIX Index"), where the synthetic long position and, when activated, the synthetic short position, after being established initially in the second-month VIX futures contract or the first-month VIX futures contract, respectively, are rolled throughout each month as described below. The VIX Index is a benchmark index designed to measure the market price of volatility in large cap U.S. stocks over 30 days in the future. The calculation of the spot level of the VIX Index is based on prices of put and call options on the S&P 500® Index. Futures on the VIX Index allow investors the ability to invest in forward volatility based on their view of the future direction of movement of the VIX Index.

The Volatility Index is a rolling index, which rolls throughout each month. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for the delivery of the underlying asset or financial instrument or, in the case of futures contracts relating to indices such as the VIX Index, a certain date for payment in cash of an amount determined by the level of the relevant index. As described in more detail below, the synthetic long position is maintained by synthetically selling VIX futures contracts on a daily basis that specify cash settlement on a nearby date and synthetically buying futures contracts on the VIX Index on a daily basis that specify cash settlement on a later date. On the other hand, the synthetic short position, when activated, is maintained by synthetically buying VIX futures contracts on a daily basis that specify cash settlement on a nearby date and synthetically selling VIX futures contracts on a daily basis that specify cash settlement on a later date. This process is known as "rolling" a futures position.

The synthetic long position rolls throughout each month from the second-month VIX futures contract into the third-month VIX futures contract. When activated, the synthetic short position rolls throughout each month from the first-month VIX futures contract into the second-month VIX futures contract. One of the effects of daily rolling is to maintain a specified weighted average maturity for the underlying VIX futures contracts. The weighted average maturity for the VIX futures contracts underlying the synthetic long position is approximately two months on any day and for the VIX futures contracts underlying the synthetic short position is approximately one month on any day.

Exposure to the synthetic short position will vary between 0% and 100%. The exposure to the synthetic short position will be increased by 20% on any Volatility Index Business Day (as defined in the accompanying product supplement) if the level of the VIX Index for each of the three immediately preceding Volatility Index Business Days was less than the rolling, weighted average of the first-month and second-month VIX futures contracts included (or that would have been included) in the synthetic short position, as long as the exposure to the synthetic short position is less than 100%. Conversely, the exposure to the synthetic short position will be decreased by 20% on any Volatility Index Business Day if the level of the VIX Index for each of the three immediately preceding Volatility Index Business Days was greater than or equal to the rolling, weighted average of the first-month and second-month VIX futures contracts included in the synthetic short position, as long as the exposure to the synthetic short position is greater than 0%. On any Volatility Index Business Day for which these conditions are not met, the synthetic short position will not be increased or decreased.

Because, at a minimum, eight Volatility Index Business Days will elapse from a change in the relative level of the VIX Index and the weighted average price of the relevant VIX futures contracts before the synthetic short position can be fully activated or deactivated, the Volatility Index is subject to a time lag. See "Selected Risk Considerations — Due to the time lag inherent in the Volatility Index, the exposure to the synthetic short position may not be adjusted quickly enough in response to a change in market conditions for the investment strategy on which the Volatility Index is based to be successful" below.

The Volatility Index aims to provide a synthetic long exposure to VIX futures contracts with a weighted average maturity of approximately two months. A synthetic long position may not generate positive returns when the market for VIX futures contracts is in "contango," meaning that the price of a VIX futures contract with a later expiration is higher than the price of a VIX futures contract with an earlier expiration. Excluding other considerations, if the market for the relevant VIX futures contracts is in contango, the synthetic purchase of the third-month VIX futures contract in connection with the roll of the synthetic long position would take place at a price that is higher than the price at which the synthetic sale of the second-month VIX futures contract would take place, thereby creating a negative "roll yield."

To address the potential for a negative roll yield when VIX futures contracts are in contango, the Volatility Index seeks to progressively activate a synthetic short position in VIX futures contracts with a weighted average maturity of approximately one month when the market for the relevant VIX futures contracts is in contango. Excluding other considerations, if the market for the relevant VIX futures contracts is in contango, the synthetic sale of the second-month VIX futures contract in connection with the roll of the synthetic short position would take place at a price that is higher than the price at which the synthetic purchase of the first-month VIX futures contract would take place, thereby creating a positive "roll yield," which is intended to offset the negative roll yield generated by the synthetic long position. If, however, the VIX futures contracts are in "backwardation," meaning that the price of a VIX futures contract with a later expiration is lower than the price of a VIX futures contract with an earlier expiration, the roll of the synthetic short position would create a negative roll yield.

No assurance can be given that the Volatility Index's strategy will be successful or that the Volatility Index will generate positive returns. See "Selected Risk Considerations" below.

On each Volatility Index Business Day, the calculation of the Volatility Index reflects the deduction of (a) an adjustment factor of 0.75% per annum (the "volatility index fee") and (b) a "daily rebalancing adjustment amount" that is equal to the sum of (1) a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index), applied to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and (2) an additional amount equal to the rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) applied to the amount of the change, if any, in the level of the exposure to the synthetic short position. Unlike the volatility index fee, the rebalancing adjustment factor is not a per annum fee. The daily rebalancing adjustment amount is intended to approximate the slippage costs that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the Volatility Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts. Slippage costs are costs that arise from deviations between the actual official settlement price of a VIX futures contract and the prices at which a hypothetical investor would expect to be able to execute trades in the market when seeking to match the expected official settlement price of a VIX futures contract.

For more information about the Volatility Index, VIX futures contracts and the VIX Index, please see "The J.P. Morgan Strategic Volatility Index" "Background on Futures Contracts on the CBOE Volatility Index®" and "Background on the CBOE Volatility Index®," respectively, in the accompanying product supplement.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to participate on a leveraged basis in any appreciation of the S&P 500® Index, subject to the Maximum Equity Index Return, with a strategic volatility overlay that may enhance or reduce returns depending on the performance of the J.P. Morgan Strategic Volatility Index (which will reflect the daily deduction of the volatility index fee and the daily rebalancing adjustment amount). The Maximum Equity Index Return will be set on the pricing date and will not be less than 11.50%. This predetermined maximum return does not apply to the Strategic Volatility Overlay Amount. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **LIMITED PROTECTION AGAINST DECLINE IN THE EQUITY INDEX** — Any decline in the Equity Index of 10% or less will not reduce the payment at maturity on the notes, and any decline in the Equity Index in excess of 10% will reduce the payment at maturity on the notes by 1% for every 1% decrease in the Index Return of the Equity Index in excess of the Buffer Amount. However, the 10% Buffer Amount applies only to the Equity Index and will not apply to any decline in the Volatility Index. Because of the effect of the strategic volatility overlay, the payment at maturity on the notes may be as low as $0, notwithstanding the Buffer Amount of 10%.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked in part to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 17-I.

- **POTENTIAL RETURN ENHANCEMENT THROUGH THE STRATEGIC VOLATILITY OVERLAY** — The return on the notes will be determined in part by the performance of the Equity Index and in part by the performance of the Volatility Index. If the Index Return of the Volatility Index is positive, the return on the notes will be greater than it would have been had the notes been linked only to the Equity Index. The level of the Volatility Index incorporates the daily deduction of (a) an adjustment factor of 0.75% per annum (the "volatility index fee") and (b) a "daily rebalancing adjustment amount" that is equal to the sum of (1) a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index), applied to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and (2) an additional amount equal to the rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) applied to the amount of the change, if any, in the level of the exposure to the synthetic short position. Unlike the volatility index fee, the rebalancing adjustment factor is not a per annum fee. See "The J.P. Morgan Strategic Volatility Index" above and in the accompanying product supplement no. 17-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 17-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

  Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

Your investment in the notes will involve significant risks. The notes do not guarantee any return of principal at, or prior to, the Maturity Date. Investing in the notes is not equivalent to investing directly in the Indices or any of the equity securities or VIX futures contracts included in the Indices. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 17-I dated November 14, 2011. *You should carefully consider the following discussion of risks before you decide that an investment in the notes is suitable for you.*

Risks relating to the Notes Generally

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes may not return any of your initial investment. The return on your initial investment will reflect in part the performance of the Equity Index and in part the performance of the Volatility Index. The performance of the Volatility Index will reflect the daily deduction of the volatility index fee and the daily rebalancing adjustment amount from the level of the Volatility Index. Please see "—You May Receive Less Than Your Initial Investment Due to the Volatility Index Fee and the Daily Rebalancing Adjustment Amount" below for more information. You may lose some or all of your initial investment at maturity.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as the Note Calculation Agent, the Volatility Index Calculation Agent and the sponsor of the Volatility Index, and as agent for the offering of the notes and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the Note Calculation Agent, the Volatility Index Calculation Agent, the sponsor of the Volatility Index, the agent for the offering of the notes and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. For example, in connection with the maintenance of the Volatility Index, JPMS may receive a portion of the aggregate profits, if any, that may be generated from time to time related to some portion of the deduction of the daily rebalancing adjustment amount from the level of the Volatility Index. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 17-I for additional information about these risks.

- **JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES** — JPMS and its affiliates publish research from time to time on equity markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes, the Equity Index, the equity securities underlying the Equity Index, the Volatility Index and the VIX futures contracts underlying the Volatility Index.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — The original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "—Many Economic and Market Factors Will Impact the Value of the Notes" below.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Equity Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Equity Index and the Volatility Index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including but not limited to:

  - prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the Equity Index;
  - prevailing market prices, volatility and liquidity of any option or futures contracts relating to the Volatility Index, the VIX Index, the Equity Index, the equity securities included in the Equity Index or VIX futures contracts;
  - the actual and expected frequency and magnitude of changes (i.e., volatility) in the Volatility Index, the Equity Index and in the prices of the securities included in the Equity Index and the VIX futures contracts included in the Volatility Index;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities included in the Equity Index (while not paid to holders of the notes, dividend payments on any equity securities included in the Equity Index may influence the level of the Equity Index and the market value of options on the Equity Index and therefore affect the market value of the notes);
  - interest and yield rates in the market generally as well as in the markets of the equity securities included in the Equity Index;
  - economic, financial, political, regulatory or judicial events that affect the equity securities included in the Equity Index, stock markets generally, the VIX Index, the market for VIX futures contracts or futures contracts generally;
  - supply and demand in the listed and over-the-counter equity derivative markets; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Risks relating to the Payout Structure

- **THE BUFFERED ENHANCED EQUITY INDEX RETURN WILL BE LIMITED TO THE MAXIMUM EQUITY INDEX RETURN** — The Buffered Enhanced Equity Index Return will be limited to the Maximum Equity Index Return. The Buffered Enhanced Equity Index Return will not exceed the Maximum Equity Index Return even if the Index Return of the Equity Index multiplied by the Upside Leverage Factor is greater than the Maximum Equity Index Return. Accordingly, the potential contribution of the Equity Index to the return on the notes is effectively capped, and that cap will limit the appreciation potential of the notes.

- **THE EQUITY INDEX AND THE VOLATILITY INDEX WILL NOT CONTRIBUTE EQUALLY TO THE RETURN ON THE NOTES** — The payment at maturity on the notes will be determined in part by the performance of the Equity Index and in part by the performance of the Volatility Index. For any given level of performance of the Equity Index, each 1% increase in the Index Return of the Equity Index will result in a 1.25% increase in the payment at maturity on the notes, subject to the Maximum Equity Index Return, and each 1% decrease in the Index Return of the Equity Index in excess of the Buffer Amount will result in a 1% decrease in the payment at maturity on the notes. By contrast, for any given level of performance of the Volatility Index, each 1% change in the Index Return of the Volatility Index will result in a 0.25% change in the payment at maturity on the notes. Consequently, the return on the notes will be generally more sensitive to the performance of the Equity Index than to the performance of the Volatility Index.

- **THE RETURNS OF THE EQUITY INDEX AND THE VOLATILITY INDEX MAY OFFSET EACH OTHER** — The payment at maturity on the notes will be determined in part by the performance of the Equity Index and in part by the performance of the Volatility Index. The returns of the Equity Index and the Volatility Index may not correlate with each other. At a time when the level of one Index increases, the level of the other Index may decline.

Therefore, in determining the payment at maturity on the notes, an increase in the level of one Index may be offset, in whole or in part, or more than offset, by a decline in the level of the other Index.

- **IF BOTH INDICES DECLINE, THE EFFECT OF THE NEGATIVE PERFORMANCE OF ONE INDEX WILL BE ADDITIVE TO THE EFFECT OF THE NEGATIVE PERFORMANCE OF THE OTHER INDEX** — It is possible that the returns of the Equity Index and the Volatility Index may both be negative, in which case the negative performance of one Index will be additive to the negative performance of the other Index and may result in a return on the notes that is worse than if the notes were linked to one or the other but not both Indices.

- **THE BUFFER AMOUNT AND UPSIDE LEVERAGE FACTOR WILL APPLY ONLY TO THE RETURN OF THE EQUITY INDEX AND NOT TO THE RETURN OF THE VOLATILITY INDEX OR THE TOTAL RETURN ON THE NOTES** — Because of the effect of the strategic volatility overlay, the payment at maturity on the notes may be as low as $0, notwithstanding the Buffer Amount of 10%. The Buffer Amount will provide limited protection against the effect of a decline in the Equity Index on the payment at maturity on the notes, but the Buffer Amount will provide no protection against the effect of a decline in the Volatility Index on the payment at maturity on the notes. Any benefit provided by the Buffer Amount may be offset or more than offset by a decline in the Volatility Index. In addition, the Upside Leverage Factor will only enhance the returns of the Equity Index. In determining the payment at maturity on the notes, the Index Return of the Volatility Index will be multiplied instead by the Volatility Overlay Factor, which is 25%, so that you will participate in only a portion of the return of the Volatility Index.

- **THE RETURN ON THE NOTES MAY BE LESS THAN IT WOULD BE IF THE NOTES WERE LINKED SOLELY TO THE EQUITY INDEX** — If the Index Return of the Volatility Index is negative, the return on the notes will be less than it would be if the notes were linked solely to the Equity Index. If the Index Return of the Volatility Index is negative, you may receive less than the principal amount of your notes at maturity even if the Index Return of the Equity Index is positive.   The strategic volatility overlay may cause the return on the notes to be up to 25% less (measured as a percentage of the $1,000 principal amount) than would be the case if the notes were linked solely to the Equity Index.

- **THE CLOSING LEVEL OF AN INDEX ON THE OBSERVATION DATE MAY BE LESS THAN THE CLOSING LEVEL OF SUCH INDEX ON THE MATURITY DATE OR AT OTHER TIMES DURING THE TERM OF THE NOTES** — The closing level of an Index on the Maturity Date or at other times during the term of the notes, including dates near the Observation Date, could be higher than the closing level of such Index on the Observation Date. This difference could be particularly large if there is a significant increase in the level of an Index after the Observation Date, if there is a significant decrease in the level of such Index prior to the Observation Date or if there is significant volatility in such Index during the term of the notes.

Risks relating to the Equity Index and the Volatility Index

- **WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE EQUITY INDEX** — We are currently one of the companies that make up the Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Equity Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Equity Index and the notes.

- **YOU MAY RECEIVE LESS THAN YOUR INITIAL INVESTMENT DUE TO THE VOLATILITY INDEX FEE AND THE DAILY REBALANCING ADJUSTMENT AMOUNT** — Because the closing level of the Volatility Index reflects the daily deduction of the volatility index fee and the daily rebalancing adjustment amount, the level of the Volatility Index will decrease if the performance of the synthetic positions in VIX futures contracts included in the Volatility Index, based on their official settlement prices, is not sufficient to offset the deduction of the volatility index fee and the daily rebalancing adjustment amount. Please see "— The Daily Rebalancing Adjustment Amount Is Likely to Have a Substantial Adverse Effect on the Level of the Volatility Index Over Time" below for more information. A decrease in the level of the Volatility Index (due to the volatility index fee, daily rebalancing adjustment amount or otherwise) between the pricing date and the Observation Date will have a negative effect, which may be significant, on the payment at maturity on the notes.

- **THE DAILY REBALANCING ADJUSTMENT AMOUNT IS LIKELY TO HAVE A SUBSTANTIAL ADVERSE EFFECT ON THE LEVEL OF THE VOLATILITY INDEX OVER TIME** — Unlike the volatility index fee, the rebalancing adjustment factor, which is used to calculate the daily rebalancing adjustment amount, is not a per annum fee. The daily rebalancing adjustment amount is equal to the sum of (1) a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index), applied to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and (2) an additional amount equal to the rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) applied to the amount of the change, if any, in the level of the exposure to the synthetic short position.

The daily rebalancing adjustment amount, which is deducted from the level of the Volatility Index each day, is intended to approximate the slippage costs that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the Volatility Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts. Slippage costs are costs that arise from deviations between the actual official settlement price of a VIX futures contract and the prices at which a hypothetical investor would expect to be able to execute trades in the market when seeking to match the expected official settlement price of a VIX futures contract. However, the actual slippage costs that would be incurred if a professional investor were to seek to replicate such a portfolio may be higher or lower than the daily rebalancing adjustment amount used in the calculation of the Volatility Index.

Assuming that (a) the level of the VIX Index is equal to or less than 35 (which corresponds to the lowest rate of 0.20% per day for the rebalancing adjustment factor) and (b) the synthetic short position is fully activated, the performance of the Volatility Index would be lower by 0.80% over a one-month roll period (or lower by 9.60% over the course of a year) as compared to the performance of a hypothetical alternative index based solely on the official settlement prices of the VIX futures contracts and the deduction of the volatility index fee but without accounting for a deduction of a daily rebalancing adjustment amount.

When the level of the VIX Index is greater than 35, the rebalancing adjustment factor will be greater than 0.20% and can be up to 0.50% per day. In this case, the impact on the Volatility Index performance due to the daily rebalancing adjustment amount will be substantially greater. For example, if the level of the VIX Index is greater than 70 (which corresponds to the highest rate of 0.50% per day for the rebalancing adjustment factor) and the synthetic short position is fully activated, the performance of the Volatility Index would be lower by 2.0% over a one-month roll period as compared to the performance of a hypothetical alternative index based solely on the official settlement prices of the VIX futures contracts and the deduction of the volatility index fee, without accounting for a deduction of a daily rebalancing adjustment amount. However, the VIX Index historically has not remained at such elevated levels for more than a few days, weeks or months at a time. Nevertheless, we cannot provide any assurance that the VIX Index will consistently remain at or below 35 (which corresponds to the lowest rate of 0.20% per day for the rebalancing adjustment factor) over the term of the notes.

In addition, on days on which the amount of the exposure to the synthetic short position is adjusted (which adjustments occur in increments of 20% per day), in determining the daily rebalancing adjustment amount, the rebalancing adjustment factor of between 0.20% and 0.50% per day is effectively applied to an amount of up to twice the change in the exposure to the synthetic short position. Therefore, a change in the exposure to the synthetic short position will also result in a substantial increase in the daily rebalancing adjustment amount.

While the amount of the daily rebalancing adjustment amount cannot be predicted with certainty, the daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the Volatility Index over time. For more information about the daily rebalancing adjustment amount, see "The J.P. Morgan Strategic Volatility Index — II. Calculation and Publication of Volatility Index Levels — B. Calculation of Volatility Index Levels — iii. The Rebalancing Adjustment Factor" in the accompanying product supplement

- **OUR AFFILIATE, J.P. MORGAN SECURITIES PLC, OR JPMS PLC, IS THE VOLATILITY INDEX CALCULATION AGENT AND THE VOLATILITY INDEX SPONSOR AND MAY ADJUST THE VOLATILITY INDEX IN A WAY THAT AFFECTS ITS LEVEL** — JPMS plc, one of our affiliates, acts as the Volatility Index Calculation Agent and is responsible for calculating the Volatility Index, and also acts as the sponsor of the Volatility Index and is responsible for maintaining the Volatility Index and developing the guidelines and policies governing its composition and calculation. The rules governing the Volatility Index may be amended at any time by JPMS plc, in its sole discretion, and the rules also permit the use of discretion by JPMS plc in specific instances, such as the right to substitute or exclude a futures contract included in the Volatility Index due to a change in law or otherwise and to calculate substitute closing levels of the Volatility Index. Unlike other indices, the maintenance of the Volatility Index is not governed by an independent committee. Although judgments, policies and determinations concerning the Volatility Index are made by JPMS plc, JPMorgan Chase & Co., as the parent company of JPMS plc, ultimately controls JPMS plc.

  In addition, the policies and judgments for which JPMS plc is responsible could have an impact, positive or negative, on the level of the Volatility Index and the value of your notes. JPMS plc is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the futures contracts in the Volatility Index is not an investment recommendation by us or JPMS plc of any of the futures contracts underlying the Volatility Index.

- **NOTES THAT PROVIDE EXPOSURE TO EQUITY VOLATILITY, WHICH ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, ARE NOT SUITABLE FOR ALL INVESTORS. YOU SHOULD ACTIVELY MANAGE YOUR INVESTMENT IN THE NOTES** — Notes that provide exposure to equity volatility are not suitable for all investors. The notes reflect, in part, the performance of the Volatility Index, which is dependent on the price of the VIX futures contracts included in the Volatility Index. VIX futures contracts allow investors the ability to invest in forward equity volatility based on their view of the future direction of movement of the VIX Index, which is a benchmark index designed to measure the market price of volatility in large cap U.S. stocks, and is calculated based on the prices of certain put and call options on the S&P 500® Index.

  The notes should be purchased only by sophisticated investors who understand risks associated with investments linked to equity volatility and who intend to monitor and manage their investments actively. You should consider your investment horizon and objectives, financial resources and risk tolerance, as well as any potential trading costs, when evaluating an investment in the notes. Investors should regularly monitor their investment in the notes to ensure that it remains consistent with their investment objectives.

- **WHEN THE SYNTHETIC SHORT POSITION IS ACTIVATED, THE RETURN OF THE VOLATILITY INDEX IS DEPENDENT ON THE NET PERFORMANCE, NOT THE ABSOLUTE PERFORMANCE, OF THE SYNTHETIC POSITIONS** — When the synthetic short position is activated, the return of the Volatility Index is dependent on the net performance of the synthetic long position minus the synthetic short position (taking into account the exposure to the synthetic short position). Under these circumstances, the absolute performance of the synthetic long position and the synthetic short position is not relevant to the return of the Volatility Index. The level of the Volatility Index and the value of the notes may decline, perhaps significantly, even if the synthetic long position generates a positive return.

- **THERE IS UNLIMITED LOSS EXPOSURE TO THE SYNTHETIC SHORT POSITION, WHEN ACTIVATED, AND SUCH EXPOSURE MAY RESULT IN A SIGNIFICANT DROP IN THE LEVEL OF THE VOLATILITY INDEX** — The Volatility Index employs a technique generally known as a "long-short" strategy when the synthetic short position is activated. This means the Volatility Index reflects the net return of a synthetic long position and a synthetic short position and will suffer losses when the value of the VIX futures contracts underlying the synthetic short position increases. In a long-short strategy, the maximum increase in the value of the synthetic long position is unlimited, while the maximum decrease in the value of the synthetic long position is limited to a loss of the entire value of the VIX futures contracts underlying the synthetic long position. On the other hand, the maximum increase of the value of the synthetic short position is limited to a loss of the entire value of VIX futures contracts underlying the synthetic short position, while the maximum decrease in value of the synthetic short position is unlimited. Because there is no limit to possible increases in the value of the VIX futures contracts underlying the synthetic short position, the potential losses as a result of short exposure are unlimited; however, in no event will you lose more than your entire investment in the notes.

- **THE VOLATILITY INDEX MAY NOT BE SUCCESSFUL AND MAY NOT OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT BE EMPLOYED WITH RESPECT TO THE VIX FUTURES CONTRACTS UNDERLYING THE VOLATILITY INDEX** — The Volatility Index follows a proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Volatility Index is based will be successful or that the Volatility Index will outperform any alternative strategy that might be employed with respect to the VIX futures contracts underlying the Volatility Index.

- **CHANGING PRICES OF THE VIX FUTURES CONTRACTS INCLUDED IN THE VOLATILITY INDEX MAY RESULT IN A REDUCED AMOUNT PAYABLE AT MATURITY** — The Volatility Index is a rolling index, which rolls throughout each month. Futures contracts normally specify a certain date for the delivery of the underlying asset or financial instrument or, in the case of futures contracts relating to indices such as the VIX Index, a certain date for payment in cash of an amount determined by the level of the relevant index. As the VIX futures contracts included in the Volatility Index approach expiration, they are replaced by similar contracts that have a later expiration. Thus, for example, a VIX futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be gradually replaced by a contract for delivery in November, through incremental synthetic sales of a portion of the position in the October contract, accompanied by incremental synthetic purchases of the November contract. This process is referred to as "rolling."

The synthetic long position is not likely to generate positive returns when the market for VIX futures contracts is in "contango," meaning that the price of a VIX futures contract with a later expiration is higher than the price of a VIX futures contract with an earlier expiration. Excluding other considerations, if the market for the relevant VIX futures contracts is in contango, the purchase of the third-month VIX futures contract in connection with the roll of the synthetic long position would take place at a price that is higher than the price of the sale of the second-month VIX futures contract, thereby creating a negative "roll yield." Contango in VIX futures contracts is typical in a low-volatility market environment.

To address this potential weakness, the Volatility Index seeks to progressively activate a synthetic short position in short-dated VIX futures contracts when the relevant VIX futures contracts are in contango. Excluding other considerations, if the market for the relevant VIX futures contracts is in contango, the sale of the second-month VIX futures contract in connection with the roll of the synthetic short position would take place at a price that is higher than the price of the purchase of the first-month VIX futures contract, thereby creating a positive "roll yield," which is intended to offset or possibly exceed the negative roll yield generated by the synthetic long position. If, however, the VIX futures contracts are in "backwardation," meaning that the price of a VIX futures contract with a later expiration is lower than the price of a VIX futures contract with an earlier expiration, the roll of the synthetic short position would create a negative roll yield. Backwardation in VIX futures contracts is typical in a high-volatility market environment. When the relevant VIX futures contracts are in backwardation, the Volatility Index seeks to progressively deactivate the synthetic short position.

While the Volatility Index strategy is intended to cause the synthetic short position to be fully activated during periods when the market for VIX futures contracts is in contango so that positive roll yields from the synthetic short exposure will offset or possibly exceed negative roll yields from the synthetic long position, no assurance can be given that the investment strategy on which the Volatility Index is based will be successful. In addition, while the Volatility Index strategy is intended to cause the short position to be fully deactivated during periods when the market for the relevant VIX futures contracts are in backwardation so that negative roll yields for the synthetic short position would be avoided, no assurance can be given that negative roll yields will be avoided.

See "— Due to the time lag inherent in the Volatility Index, the exposure to the synthetic short position may not be adjusted quickly enough in response to a change in market conditions for the investment strategy on which the Volatility Index is based to be successful" below for more information.

- **THE LEVEL OF THE VOLATILITY INDEX MAY NOT INCREASE EVEN WHEN THE SYNTHETIC LONG POSITION OR THE SYNTHETIC SHORT POSITION, WHEN ACTIVATED, GENERATES A POSITIVE RETURN** — The performance of a rolling excess return index, like the Volatility Index, is affected by the price return of the futures contracts underlying the index and the roll return from rolling such futures contracts over time. See "— The Volatility Index Is an Excess Return Index, and Not a Total Return Index." In addition, the performance of a long-short index, such as the Volatility Index when the contingent synthetic short position is activated, is affected by the relative performance of the synthetic long position and the synthetic short position, and not by the absolute performance of either synthetic position. See "— When the Synthetic Short Position Is Activated, the Return of the Volatility Index Is Dependent on the Net Performance, Not the Absolute Performance, of the Synthetic Positions." Furthermore, the Volatility Index rolls its futures contracts throughout each monthly rebalancing period in order to keep the weighted average maturity of the relevant futures contracts underlying the synthetic positions to a specified level (approximately two months for the synthetic long position and approximately one month for the synthetic short position). Finally, when activating the synthetic short position, the Volatility Index does so progressively in 20% increments on each rebalancing day (so long as the conditions for activating the synthetic short position continue to hold true on such day) until it is fully activated; however, the synthetic short position may not be fully activated, may remain partially activated for a sustained period of time or may not be activated at all.

Effect of Market Conditions on the Performance of the Synthetic Positions

When the market for VIX futures contracts is in contango, the price of VIX futures contracts will decrease as the contracts move nearer to maturity. Under these market conditions, the price return of each VIX futures contract that composes the synthetic long position generally will be negative, and the roll return generally will also be negative. Therefore, under these market conditions, and if the synthetic short position is not activated, generally, we expect the level of the Volatility Index to decline. Conversely, under these market conditions, when the synthetic short position is activated, although the price return of each VIX futures contract that composes the synthetic short position generally will also be negative, because this is a synthetic short position, the negative price return of the relevant VIX futures contracts will generate a positive return for the synthetic short position. In addition, the roll return generally will also be positive. Therefore, generally under these market conditions, the synthetic short position, when activated, will generate a positive return. However, recall that, for a long-short index, the absolute performance of each synthetic position is irrelevant and only the relative performance of the two synthetic positions matters. Accordingly, under these market conditions, when the synthetic short position is activated, generally, we expect the level of the Volatility Index to decline if the positive return from the synthetic short position is not sufficient to offset the negative return from the synthetic long position.

When the market for VIX futures contracts is in backwardation, the price of VIX futures contracts will increase as the contracts move nearer to maturity. Under these market conditions, the price return of each VIX futures contract that composes the synthetic long position generally will be positive, and the roll return generally will also be positive. Therefore, under these market conditions and if the synthetic short position is not activated, generally, we expect the level of the Volatility Index to increase. Conversely, under these market conditions, when the synthetic short position is activated, although the price return of each VIX futures contract that composes the synthetic short position generally will also be positive, because this is a synthetic short position, the positive price return of the relevant VIX futures contracts will generate a negative return for the synthetic short position. In addition, the roll return generally will also be negative. Therefore, generally under these market conditions, the synthetic short position, when activated, will generate a negative return. However, when the synthetic short position is activated, only the relative performance of the two synthetic positions matter. Accordingly, under these market conditions, when the synthetic short position is activated, generally, we expect the level of the Volatility Index to decline if the positive return from the synthetic long position is not sufficient to offset the negative return from the synthetic short position.

In some cases, the market for VIX futures contracts may not be in backwardation or contango, and the price of one VIX futures contract underlying a synthetic position may increase while the other VIX futures contracts underlying the same synthetic position may decrease. In this situation, whether synthetic position generates positive or negative returns will depend on the relative weights and price movements of the VIX futures contracts underlying the synthetic position.

Effect of the Performance of the Synthetic Positions on the Level of the Volatility Index

Generally, we expect the level of the Volatility Index to increase in either of the following situations, assuming, in each case, that the return from the synthetic long position (if the synthetic short position is not activated) or the net return of the synthetic positions (when the synthetic short position is activated) is sufficient to offset the negative effect of the volatility index fee and the daily rebalancing adjustment amount:

• the synthetic long position generates a negative return, but the synthetic short position generates a positive return that is greater than the negative return generated by the synthetic long position; or

• the synthetic long position generates a positive return and the synthetic short position is not activated.

Conversely, we expect the level of the Volatility Index to decrease in any one of the following four situations:

• the return from the synthetic long position (if the synthetic short position is not activated) or the net return of the synthetic positions (when the synthetic short position is activated) is not sufficient to offset the negative effect of the volatility index fee and the daily rebalancing adjustment amount;

• the synthetic long position generates a negative return and the synthetic short position is not activated;

• both synthetic positions generate negative returns; or

• the negative return generated by one synthetic position is greater than the positive return generated by the other synthetic position.

There can be no assurance that the synthetic positions will always correlate in a manner that will result in an increase in the level of the Volatility Index.

• **BECAUSE EXPOSURE TO THE SYNTHETIC SHORT POSITION IS ADJUSTED ONLY IF THE APPLICABLE CONDITIONS ARE SATISFIED FOR THREE CONSECUTIVE VOLATILITY INDEX BUSINESS DAYS, THE EXPOSURE TO THE SYNTHETIC SHORT POSITION MAY NOT BE ADJUSTED DURING NON-TRENDING MARKET CONDITIONS** — Because exposure to the synthetic short position is adjusted only if the applicable conditions are satisfied for three consecutive Volatility Index Business Days, the exposure to the synthetic short position may not be adjusted during non-trending, or "choppy," market conditions. For example, the exposure to the synthetic short position will not be adjusted if the level of the VIX Index is greater than or equal to the rolling, weighted average price of the first-month and second-month VIX futures contracts included in the synthetic short position for one or two Volatility Index Business Days, after which the level of the VIX Index is less than the rolling, weighted average price of the first-month and second-month VIX futures contracts included in the synthetic short position for one or two Volatility Index Business Days. As a result, the synthetic short position may not be activated or deactivated or may be activated or deactivated over a long period when non-trending market conditions persist. As a result, the Volatility Index may incur negative roll yields for an activated (or partially activated) synthetic short position or may fail to capture positive roll yields from a deactivated (or partially deactivated) synthetic short position. See the immediately following risk factor for additional information.

• **DUE TO THE TIME LAG INHERENT IN THE VOLATILITY INDEX, THE EXPOSURE TO THE SYNTHETIC SHORT POSITION MAY NOT BE ADJUSTED QUICKLY ENOUGH IN RESPONSE TO A CHANGE IN MARKET CONDITIONS FOR THE INVESTMENT STRATEGY ON WHICH THE VOLATILITY INDEX IS BASED TO BE SUCCESSFUL** — Because large price movements in VIX futures contracts can occur suddenly and over a short period of time, the VIX futures contracts may rapidly move from backwardation to contango or from contango to backwardation; however, the exposure to the synthetic short position will remain unchanged until the applicable conditions described in the immediately preceding risk factor have been satisfied for three consecutive Volatility Index Business Days, after which the exposure to the synthetic short position will change in increments of 20% per Volatility Index Business Day. Accordingly, at a minimum, eight Volatility Index Business Days will elapse from the change in the futures market before the synthetic short position can be fully activated or deactivated, by which time market conditions may have changed. Due to this time lag, the exposure to the synthetic short position may not be adjusted quickly enough for the investment strategy on which the Volatility Index is based to be successful.

The Volatility Index may not activate or deactivate the synthetic short position at all due to short-term changes in the VIX futures contracts. Price movements in the VIX futures contracts over a period of three Volatility Index Business Days could be significant. Accordingly, the Volatility Index may not benefit from an activation of the synthetic short position in short periods of contango and the Volatility Index may be adversely affected if the synthetic short position is not deactivated during a short period of backwardation. In addition, because it takes at least eight Volatility Index Business Days to activate or deactivate fully the synthetic short position, by the time the synthetic short position is activated or deactivated fully, the prices of the VIX futures contracts may be moving in the opposite direction, which may adversely affect the level of the Volatility Index.

• **THE VOLATILITY INDEX IS AN EXCESS RETURN INDEX AND NOT A TOTAL RETURN INDEX** — The Volatility Index is an excess return index and not a total return index. An excess return index, such as the Volatility Index, reflects the changes in the price of the relevant futures contracts (which is known as the "price return") and any profit or loss realized when rolling the relevant futures contracts (which is known as the "roll return") available through an unleveraged investment in the futures contracts composing such index. By contrast, a "total return" index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

• **DAILY REBALANCING OF THE VOLATILITY INDEX MAY AFFECT TRADING IN THE RELEVANT VIX FUTURES CONTRACTS** — The daily rebalancing of the VIX futures contracts underlying the Volatility Index may cause us, our affiliates or third parties with whom we transact to adjust our or their hedges accordingly. The trading activity associated with these hedging transactions will contribute to the trading volume of the VIX futures contracts included in the Volatility Index and may affect the market price of these VIX futures contracts and, in turn, adversely affect the level of the Volatility Index.

- **AN INCREASE IN THE MARGIN REQUIREMENTS FOR VIX FUTURES CONTRACTS INCLUDED IN THE VOLATILITY INDEX MAY ADVERSELY AFFECT THE VALUE OF THE NOTES** — Futures exchanges require market participants to post collateral in order to open and to keep open positions in futures contracts. If an exchange increases the amount of collateral required to be posted to hold positions in VIX futures contracts underlying the Volatility Index, market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the price of the relevant VIX futures contracts to decline significantly. As a result, the level of the Volatility Index and the value of the notes may be adversely affected.

- **VIX FUTURES CONTRACTS HAVE LIMITED HISTORICAL INFORMATION** — VIX futures contracts have traded freely only since March 26, 2004, and not all futures contracts of all relevant maturities have traded at all times since that date. Because the VIX futures contracts that underlie the Volatility Index are of recent origin and limited historical performance data exists with respect to them, your investment in the notes may involve a greater risk than investing in alternate securities linked to one or more financial measures with an established record of performance. The liquidity of trading in VIX futures contracts could decline in the future, which could affect adversely the value of the notes.

- **THE NOTES ARE NOT LINKED TO THE VIX INDEX AND THE VALUE OF THE NOTES MAY BE LESS THAN IT WOULD HAVE BEEN HAD THE NOTES BEEN LINKED TO THE VIX INDEX** — The value of the notes will be linked, in part, to the value of the Volatility Index, and your ability to benefit from any rise or fall in the level of the VIX Index is limited. The Volatility Index is based upon holding a rolling synthetic long position and a contingent rolling synthetic short position in VIX futures contracts. The VIX futures contracts will not necessarily track the performance of the VIX Index or a long-short position in the VIX Index. The Volatility Index may not benefit from increases or decreases in the level of the VIX Index because such increases or decreases will not necessarily cause the price of the relevant VIX futures contracts to rise or fall. Accordingly, a hypothetical investment that was linked directly to the performance of the VIX Index (long or short) could generate a higher return than the notes.

- **THE NOTES ARE NOT LINKED TO THE OPTIONS USED TO CALCULATE THE VIX INDEX, TO THE ACTUAL VOLATILITY OF THE S&P 500® INDEX OR TO THE EQUITY SECURITIES INCLUDED IN THE S&P 500® INDEX** — The VIX Index measures the 30-day forward volatility of the S&P 500® Index as calculated based on the prices of certain put and call options on the S&P 500® Index. The actual volatility of the S&P 500® Index may differ, perhaps significantly, from the level predicted by the VIX Index or from the prices of the put and call options included in the calculation of the VIX Index. The value of the notes is based in part on the value of the relevant VIX futures contracts included in the Volatility Index. The notes are not linked to the realized or implied volatility over a specific period of time and will not reflect the return you would realize if you owned, or held a short position in, the equity securities underlying the S&P 500® Index or traded put and call options used to calculate the level of the VIX Index or other instruments intended to provide a return equal to that of the VIX Index.

- **THE VOLATILITY INDEX HAS A LIMITED OPERATING HISTORY** — The Volatility Index was created on July 30, 2010, and therefore has limited historical performance. Past performance should not be considered indicative of future performance.

- **HYPOTHETICAL BACK-TESTED DATA RELATING TO THE VOLATILITY INDEX DO NOT REPRESENT ACTUAL HISTORICAL DATA AND ARE SUBJECT TO INHERENT LIMITATIONS** — The hypothetical back-tested performance of the Volatility Index set forth under "Hypothetical Back-tested Data and Historical Information — J.P. Morgan Strategic Volatility Index" in this term sheet was calculated on materially the same basis as the performance of the Volatility Index is now calculated, but does not represent the actual historical performance of the Volatility Index and has not been verified by an independent third party. Alternative modeling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth under "Hypothetical Back-tested Data and Historical Information — J.P. Morgan Strategic Volatility Index" in this term sheet. In addition, back-tested, hypothetical historical results have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. As with actual historical data, hypothetical back-tested data should not be taken as an indication of future performance.

What Is the Buffered Enhanced Equity Index Return, Assuming a Range of Performances for the Equity Index?

The following table and examples illustrate the hypothetical Buffered Enhanced Equity Index Return that would result from a range of Ending Index Levels of the Equity Index. Each hypothetical value for the Buffered Enhanced Equity Index Return set forth below assumes an Initial Index Level of the Equity Index of 1,550 and a Maximum Equity Index Return of 11.50% and reflects the Buffer Amount of 10.00% and the Upside Leverage Factor of 1.25. Each hypothetical value for the Buffered Enhanced Equity Index Return set forth below is for illustrative purposes only and may not be the actual value for the Buffered Enhanced Equity Index Return that will be used in calculating the payment at maturity on the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Value of Equity Index	Index Return of Equity Index	Buffered Enhanced Equity Index Return
2,790.00	80.00%	11.500%
2,635.00	70.00%	11.500%
2,480.00	60.00%	11.500%
2,325.00	50.00%	11.500%
2,170.00	40.00%	11.500%
2,015.00	30.00%	11.500%
1,860.00	20.00%	11.500%
1,782.50	15.00%	11.500%
1,705.00	10.00%	11.500%
1,692.60	9.20%	11.500%
1,627.50	5.00%	6.250%
1,588.75	2.50%	3.125%
1,550.00	**0.00%**	**0.000%**
1,511.25	-2.50%	**0.000%**
1,472.50	-5.00%	**0.000%**
1,395.00	-10.00%	**0.000%**
1,379.50	-11.00%	-1.000%
1,240.00	-20.00%	-10.000%
1,085.00	-30.00%	-20.000%
930.00	-40.00%	-30.000%
775.00	-50.00%	-40.000%
620.00	-60.00%	-50.000%
465.00	-70.00%	-60.000%
310.00	-80.00%	-70.000%
155.00	-90.00%	-80.000%
0.00	-100.00%	-90.000%

Hypothetical Examples of Buffered Enhanced Equity Index Return

The following examples illustrate how a value for the Buffered Enhanced Equity Index Return set forth in the table above is calculated.

Example 1: The closing level of the Equity Index increases from an Initial Index Level of 1,550 to an Ending Index Level of 1,627.50. Because the Initial Index Level is greater than the Ending Index Level and the Index Return of 5% multiplied by the Upside Leverage Factor of 1.25 does not exceed the Maximum Equity Index Return of 11.50%, the Buffered Enhanced Equity Index Return would be 6.25%, calculated as follows:

$$5\% \times 1.25 = 6.25\%$$

Example 2: The closing level of the Equity Index decreases from an Initial Index Level of 1,550 to an Ending Index Level of 1,472.50. Because the Initial Index Level is less than the Ending Index Level but not by more than the Buffer Amount of 10%, the Buffered Enhanced Equity Index Return would be 0%.

Example 3: The closing level of the Equity Index increases from an Initial Index Level of 1,550 to an Ending Index Level of 2,015. Because the Initial Index Level is greater than the Ending Index Level and the Index Return of 30% multiplied by the Upside Leverage Factor of 1.25 exceeds the Maximum Equity Index Return of 11.50%, the Buffered Enhanced Equity Index Return would be 11.50%.

Example 4: The closing level of the Equity Index decreases from an Initial Index Level of 1,550 to an Ending Index Level of 775. Because the Initial Index Level is less than the Ending Index Level by more than the Buffer Amount of 10%, the Buffered Enhanced Equity Index Return would be -40%, calculated as follows:

$$-50\% + 10\% = -40\%$$

What Is the Strategic Volatility Overlay Amount, Assuming a Range of Performances for the Volatility Index?

The following table and examples illustrate the hypothetical Strategic Volatility Overlay Amount that would result from a range of Ending Index Values of the Volatility Index. Each hypothetical value for the Strategic Volatility Overlay Amount set forth below assumes an Initial Index Level of the Volatility Index of 480 and reflects the Volatility Overlay Factor of 25%. Each hypothetical value for the Strategic Volatility Overlay Amount set forth below is for illustrative purposes only and may not be the actual value for the Strategic Volatility Overlay Amount that will be used in calculating the payment at maturity on the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level of Volatility Index	Index Return of Volatility Index*	Strategic Volatility Overlay Amount
864.00	80.00%	$200.00
816.00	70.00%	$175.00
768.00	60.00%	$150.00
720.00	50.00%	$125.00
672.00	40.00%	$100.00
624.00	30.00%	$75.00
576.00	20.00%	$50.00
528.00	10.00%	$25.00
504.00	5.00%	$12.50
480.00	0.00%	$0.00
456.00	-5.00%	-$12.50
432.00	-10.00%	-$25.00
384.00	-20.00%	-$50.00
336.00	-30.00%	-$75.00
288.00	-40.00%	-$100.00
240.00	-50.00%	-$125.00
192.00	-60.00%	-$150.00
144.00	-70.00%	-$175.00
96.00	-80.00%	-$200.00
48.00	-90.00%	-$225.00
0.00	-100.00%	-$250.00

* The Index Return of the Volatility Index will reflect the daily deduction of the volatility index fee and the daily rebalancing adjustment amount. Accordingly, the Index Return of the Volatility Index will be negative if the performance of the VIX futures contracts included in the Volatility Index, based on their official settlement prices, is not sufficient to offset the deduction of the volatility index fee and the daily rebalancing adjustment amount.

Hypothetical Examples of Strategic Volatility Overlay Amount

The following examples illustrate how a value for the Strategic Volatility Overlay Amount set forth in the table above is calculated.

Example 1: The closing level of the Volatility Index increases from an Initial Index Level of 480 to an Ending Index Level of 576. Because the closing level of the Volatility Index has increased by 20% from the Initial Index Level to the Ending Index Level, the Strategic Volatility Overlay Amount would be $50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times 25\% \times 20\% = \$50$$

Example 2: The closing level of the Volatility Index decreases from an Initial Index Level of 480 to an Ending Index Level of 384. Because the closing level of the Volatility Index has decreased by 20% from the Initial Index Level to the Ending Index Level, the Strategic Volatility Overlay Amount would be -$50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times 25\% \times -20\% = -\$50$$

What Is the Payment at Maturity and Total Return on the Notes, Assuming a Range of Values for the Buffered Enhanced Equity Index Return and the Strategic Volatility Overlay Amount?

The following table and examples illustrate hypothetical payments at maturity and hypothetical total returns at maturity for each $1,000 principal amount note. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. For each hypothetical Buffered Enhanced Equity Index Return value shown in the table below, a hypothetical payment at maturity and a hypothetical total return at maturity is calculated for five different hypothetical values of the Strategic Volatility Overlay Amount ($200, $50, $0, -$100 and -$200). The actual Buffered Enhanced Equity Index Return and the actual Strategic Volatility Overlay Amount may differ from the hypothetical values shown below. Each hypothetical payment at maturity or hypothetical total return set forth below is for illustrative purposes only and may not be the actual payment at maturity or total return at maturity applicable to a purchaser of the notes.

Buffered Enhanced Equity Index Return	Strategic Volatility Overlay Amount	Payment at Maturity	Total Return
11.50%	$200	$1,315.00	31.50%
11.50%	$50	$1,165.00	16.50%
11.50%	$0	$1,115.00	11.50%
11.50%	-$100	$1,015.00	1.50%
11.50%	-$200	$915.00	-8.50%
10.00%	$200	$1,300.00	30.00%
10.00%	$50	$1,150.00	15.00%
10.00%	$0	$1,100.00	10.00%
10.00%	-$100	$1,000.00	0.00%
10.00%	-$200	$900.00	-10.00%
5.00%	$200	$1,250.00	25.00%
5.00%	$50	$1,100.00	10.00%
5.00%	$0	$1,050.00	5.00%
5.00%	-$100	$950.00	-5.00%
5.00%	-$200	$850.00	-15.00%
0.00%	$200	$1,200.00	20.00%
0.00%	$50	$1,050.00	5.00%
0.00%	$0	$1,000.00	0.00%
0.00%	-$100	$900.00	-10.00%
0.00%	-$200	$800.00	-20.00%
-5.00%	$200	$1,150.00	15.00%
-5.00%	$50	$1,000.00	0.00%
-5.00%	$0	$950.00	-5.00%
-5.00%	-$100	$850.00	-15.00%
-5.00%	-$200	$750.00	-25.00%
-10.00%	$200	$1,100.00	10.00%
-10.00%	$50	$950.00	-5.00%
-10.00%	$0	$900.00	-10.00%
-10.00%	-$100	$800.00	-20.00%
-10.00%	-$200	$700.00	-30.00%
-30.00%	$200	$900.00	-10.00%
-30.00%	$50	$750.00	-25.00%
-30.00%	$0	$700.00	-30.00%
-30.00%	-$100	$600.00	-40.00%
-30.00%	-$200	$500.00	-50.00%
-50.00%	$200	$700.00	-30.00%
-50.00%	$50	$550.00	-45.00%
-50.00%	$0	$500.00	-50.00%
-50.00%	-$100	$400.00	-60.00%
-50.00%	-$200	$300.00	-70.00%
-70.00%	$200	$500.00	-50.00%
-70.00%	$50	$350.00	-65.00%
-70.00%	$0	$300.00	-70.00%
-70.00%	-$100	$200.00	-80.00%
-70.00%	-$200	$100.00	-90.00%
-90.00%	$200	$300.00	-70.00%
-90.00%	$50	$150.00	-85.00%
-90.00%	$0	$100.00	-90.00%
-90.00%	-$100	$0.00	-100.00%
-90.00%	-$200	$0.00[1]	-100.00%[1]

(1) The payment at maturity may not be less than $0.

Because of the interplay of the Buffered Enhanced Equity Index Return and the Strategic Volatility Overlay Amount and the many possible combinations of these variables, it is not possible to present a chart or table illustrating the complete range of possible payments at maturity or total returns that could apply to your notes.

Hypothetical Examples of Payment at Maturity

The following examples illustrate how a payment at maturity set forth in the table above is calculated.

Example 1: The Buffered Enhanced Equity Index Return is 11.50% and the Strategic Volatility Overlay Amount is $50. Because the Buffered Enhanced Equity Index Return and the Strategic Volatility Overlay Amount are both positive, the investor receives a payment at maturity of $1,165 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 11.50\%) + \$50 = \$1,165$$

Example 2: The Buffered Enhanced Equity Index Return is 10.00% and the Strategic Volatility Overlay Amount is $0. Although there would be no Strategic Volatility Overlay Amount, because the Buffered Enhanced Equity Index Return is positive the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 10\%) + \$0 = \$1,100$$

Example 3: The Buffered Enhanced Equity Index Return is 5.00% and the Strategic Volatility Overlay Amount is -$100. Although the Buffered Enhanced Equity Index Return is positive, it is more than offset by the negative Strategic Volatility Overlay Amount and the investor receives a payment at maturity of $950 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\%) - \$100 = \$950$$

Example 4: The Buffered Enhanced Equity Index Return is 0.00% and the Strategic Volatility Overlay Amount is $50. Although the Buffered Enhanced Equity Index Return is 0.00%, because the Strategic Volatility Overlay Amount is positive, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 0\%) + \$50 = \$1,050$$

Example 5: The Buffered Enhanced Equity Index Return is 0.00% and the Strategic Volatility Overlay Amount is $0. Because the Buffered Enhanced Equity Index Return is 0.00% and the Strategic Volatility Overlay Amount is $0, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 0\%) + \$0 = \$1,000$$

Example 6: The Buffered Enhanced Equity Index Return is 0.00% and the Strategic Volatility Overlay Amount is -$100. Although the Buffered Enhanced Equity Index Return is 0.00%, because the Strategic Volatility Overlay Amount is negative, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 0\%) - \$100 = \$900$$

Example 7: The Buffered Enhanced Equity Index Return is -5.00% and the Strategic Volatility Overlay Amount is $50. Although the Buffered Enhanced Equity Index Return is negative, it is offset by the Strategic Volatility Overlay Amount and the investor receives a payment at maturity of $1,000 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -5\%) + \$50 = \$1,000$$

Example 8: The Buffered Enhanced Equity Index Return is -10.00% and the Strategic Volatility Overlay Amount is $0. Because the Buffered Enhanced Equity Index Return is negative and there is no Strategic Volatility Overlay Amount, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -10\%) + \$0 = \$900$$

Example 9: The Buffered Enhanced Equity Index Return is -90.00% and the Strategic Volatility Overlay Amount is -$100. Because the Buffered Enhanced Equity Index Return and the Strategic Volatility Overlay Amount are both negative, the negative effect of the Strategic Volatility Overlay Amount is additive to the negative effect of the Buffered Enhanced Equity Index Return and the investor receives a payment at maturity of $0 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -90\%) - \$100 = \$0$$

Example 10: The Buffered Enhanced Equity Index Return is -90.00% and the Strategic Volatility Overlay Amount is -$200. Because the payment at maturity may not be less than $0, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

The hypothetical returns and the hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Hypothetical Back-tested Data and Historical Information

S&P 500® Index

The following graph sets forth the historical performance of the S&P 500® Index based on the daily historical closing levels of the S&P 500® Index from January 4, 2008 through April 17, 2013. The closing level of the S&P 500® Index on April 17, 2013 was 1,552.01. We obtained the closing levels of the S&P 500® Index below from Bloomberg Financial Markets, without independent verification.

The historical levels of the Equity Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Equity Index on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Equity Index, taken together with the performance of the Volatility Index, will result in the return of any of your initial investment.



J.P. Morgan Strategic Volatility Index

The following graph sets forth the hypothetical back-tested performance of the Volatility Index based on the hypothetical back-tested daily closing levels of the Volatility Index from January 4, 2008 through July 23, 2010, and the historical performance of the Volatility Index based on the daily closing levels of the Volatility Index from July 30, 2010 through April 17, 2013. The Volatility Index was created as of the close of business on July 30, 2010. The closing level of the Volatility Index on April 17, 2013 was 481.76. We obtained the closing levels of the Volatility Index below from Bloomberg Financial Markets, without independent verification.

The hypothetical back-tested and historical levels of the Volatility Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Volatility Index on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Volatility Index, taken together with the performance of the Equity Index, will result in the return of any of your initial investment. The hypothetical back-tested performance of the Volatility Index set forth in the following graph was calculated on materially the same basis as the performance of the Volatility Index is now calculated but does not represent the actual historical performance of the Volatility Index.



The hypothetical historical levels above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

Historical Performance of the CBOE Volatility Index®

The following graph sets forth the historical daily performance of the VIX Index from January 4, 2008 through April 17, 2013. We obtained the closing levels of the VIX Index below from Bloomberg Financial Markets, without independent verification. **Your notes are linked, in part, to the Volatility Index and not to the VIX Index. Historical information with respect to the VIX Index is provided for reference purposes only.**

